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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        Bedford Property Investors, Inc.

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)


                                    076446301

                                 (CUSIP Number)

                             James J. Finnegan, Esq.
                     Bed Preferred No. 1 Limited Partnership
                         225 Franklin Street, Suite 2500
                           Boston, Massachusetts 02110
                                 (617) 261-9000

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 21, 1997
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 16 Pages)

-------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                 SEC 1746 (2-98)

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 076446301                                           Page 2 of 16 Pages
-------------------                                           ------------------


----------- --------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bed Preferred No. 1 Limited Partnership

----------- --------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a)[X]
                                                                          (b)[ ]

----------- --------------------------------------------------------------------
3.          SEC USE ONLY

----------- --------------------------------------------------------------------
4.          SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

----------- --------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

----------- --------------------------------------------------------------------
                               7.     SHARED VOTING POWER
          NUMBER OF                   None
           SHARES              ------ ------------------------------------------
        BENEFICIALLY           8.     SOLE VOTING POWER
          OWNED BY                    4,276,667 Shares of Common Stock
            EACH               ------ ------------------------------------------
          REPORTING            9.     SHARED DISPOSITIVE POWER
           PERSON                     None
            WITH               ------ ------------------------------------------
                               10.    SOLE DISPOSITIVE POWER
                                      4,276,667
----------- --------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,276,667

----------- --------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
            SHARES*

----------- --------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.62%

----------- --------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*
            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------                                         ------------------
CUSIP NO. 076446301                                         Page 3 of 16 Pages
-------------------                                         ------------------


----------- --------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bed Preferred No. 2 Limited Partnership

----------- --------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a)[X]
                                                                          (b)[ ]

----------- --------------------------------------------------------------------
3.          SEC USE ONLY

----------- --------------------------------------------------------------------
4.          SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

----------- --------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

----------- --------------------------------------------------------------------
                               7.     SHARED VOTING POWER
          NUMBER OF                   None
           SHARES              ------ ------------------------------------------
        BENEFICIALLY           8.     SOLE VOTING POWER
          OWNED BY                    4,276,667 Shares of Common Stock
            EACH               ------ ------------------------------------------
          REPORTING            9.     SHARED DISPOSITIVE POWER
           PERSON                     None
            WITH               ------ ------------------------------------------
                               10.    SOLE DISPOSITIVE POWER
                                      4,276,667
----------- --------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,276,667

----------- --------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
            SHARES*

----------- --------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.62%

----------- --------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*
            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                         ------------------
CUSIP NO. 076446301                                         Page 4 of 16 Pages
-------------------                                         ------------------


----------- --------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Eastrich No. 165 Corporation

----------- --------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a)[X]
                                                                          (b)[ ]

----------- --------------------------------------------------------------------
3.          SEC USE ONLY

----------- --------------------------------------------------------------------
4.          SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

----------- --------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

----------- --------------------------------------------------------------------
                               7.     SHARED VOTING POWER
          NUMBER OF                   None
           SHARES              ------ ------------------------------------------
        BENEFICIALLY           8.     SOLE VOTING POWER
          OWNED BY                    4,276,667 Shares of Common Stock
            EACH               ------ ------------------------------------------
          REPORTING            9.     SHARED DISPOSITIVE POWER
           PERSON                     None
            WITH               ------ ------------------------------------------
                               10.    SOLE DISPOSITIVE POWER
                                      4,276,667 Shares of Common Stock
----------- --------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,276,667 Shares of Common Stock

----------- --------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
            SHARES*

----------- --------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.62%

----------- --------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*
            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                         ------------------
CUSIP NO. 076446301                                         Page 5 of 16 Pages
-------------------                                         ------------------

----------- --------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AEW Partners, L.P.

----------- --------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a)[X]
                                                                          (b)[ ]

----------- --------------------------------------------------------------------
3.          SEC USE ONLY

----------- --------------------------------------------------------------------
4.          SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

----------- --------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

----------- --------------------------------------------------------------------
                               7.     SHARED VOTING POWER
                                      None
           NUMBER OF           ------ ------------------------------------------
            SHARES             8.     SOLE VOTING POWER
         BENEFICIALLY                 4,276,667
           OWNED BY            ------ ------------------------------------------
             EACH              9.     SHARED DISPOSITIVE POWER
           REPORTING                  None
            PERSON             ------ ------------------------------------------
             WITH              10.    SOLE DISPOSITIVE POWER
                                      4,276,667
----------- --------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,276,667 Shares of Common Stock

----------- --------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- --------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.62%

----------- --------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*
            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                         ------------------
CUSIP NO. 076446301                                         Page 6 of 16 Pages
-------------------                                         ------------------


----------- --------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AEW/L.P.

----------- --------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*            (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
3.          SEC USE ONLY

----------- --------------------------------------------------------------------
4.          SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

----------- --------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

----------- --------------------------------------------------------------------
                               7.     SHARED VOTING POWER
                                      None
          NUMBER OF            ------ ------------------------------------------
           SHARES              8.     SOLE VOTING POWER
        BENEFICIALLY                  4,276,667
          OWNED BY             ------ ------------------------------------------
            EACH               9.     SHARED DISPOSITIVE POWER
          REPORTING                   None
           PERSON              ------ ------------------------------------------
            WITH               10.    SOLE DISPOSITIVE POWER
                                      4,276,667
----------- --------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,276,667 Shares of Common Stock

----------- --------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- --------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.62%

----------- --------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*
            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------                                         ------------------
CUSIP NO. 076446301                                         Page 7 of 16 Pages
-------------------                                         ------------------


----------- --------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AEW, Inc.

----------- --------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*             (a)[X]
                                                                          (b)[ ]

----------- --------------------------------------------------------------------
3.          SEC USE ONLY

----------- --------------------------------------------------------------------
4.          SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

----------- --------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            Massachusetts

----------- --------------------------------------------------------------------
                               7.     SHARED VOTING POWER
          NUMBER OF                   None
           SHARES              ------ ------------------------------------------
        BENEFICIALLY           8.     SOLE VOTING POWER
          OWNED BY                    4,276,667
            EACH               ------ ------------------------------------------
          REPORTING            9.     SHARED DISPOSITIVE POWER
           PERSON                     None
            WITH               ------ ------------------------------------------
                               10.    SOLE DISPOSITIVE POWER
                                      4,276,667 Shares of Common Stock
----------- --------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,276,667 Shares of Common Stock

----------- --------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
            SHARES*

----------- --------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.62%

----------- --------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*
            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

        The class of equity securities to which this statement relates is the common stock (the "Common Stock" or the "Securities") of Bedford Property Investors, Inc. (the "Issuer"), whose principal executive offices are located at 270 Lafayette Circle, Lafayette, California 94549.

Item 2. Identity and Background.

        (a), (b), (c) and (f). Bed Preferred No. 1 Limited Partnership, a Delaware limited partnership ("Bed Preferred No. 1"), is the record owner of the Securities that are the subject of this Schedule 13D. Bed Preferred No. 1 was formed for the purpose of acquiring, holding, disposing of, managing, selling, exchanging and otherwise dealing in interests in operating companies (including real estate operating companies) and real estate and other assets. This statement is being filed by the Reporting Persons (as such term is defined below) relating to the Securities.

        Bed Preferred No. 2 Limited Partnership, a Delaware Limited Partnership ("Bed Preferred No. 2"), is the general partner of Bed Preferred No. 1 and was formed for, among other things, the purpose of acting as general partner of Bed Preferred No. 1. Eastrich No. 165 Corporation, a Delaware corporation ("Eastrich No. 165"), is the general partner of Bed Preferred No. 2 and was formed for, among other things, the purpose of acting as general partner of Bed Preferred No. 2. The stockholder of Eastrich No. 165 is AEW Partners, L.P., a Delaware limited partnership ("AEW Partners"), which was formed for the purpose of acquiring, holding, disposing of, managing, selling, exchanging and otherwise dealing in investments and real estate and other assets. The general partner of AEW Partners is AEW/L.P., a Delaware limited partnership ("AEW/LP"), which was formed for, among other things, acting as general partner of AEW Partners. The general partner of AEW/LP is AEW, Inc., a Massachusetts corporation ("AEW Inc."), which was formed for, among other things, acting as general partner of AEW/LP. Bed Preferred No. 1, Bed Preferred No. 2, Eastrich No. 165, AEW Partners, AEW/LP and AEW Inc. are herein referred to as the "Reporting Persons."

        The principal office and principal business address of each of the Reporting Persons is c/o AEW Capital Management, 225 Franklin Street, Boston, MA 02110.

        AEW Inc. has no controlling shareholder. The business of AEW Inc. is managed by its Board of Directors. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of Eastrich No. 165 and AEW Inc. are set forth on Schedule A to this Schedule 13D.

        (d) and (e). To the Reporting Persons' knowledge, none of the Reporting Persons nor any of the persons listed on Schedule A to this Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        On September 18, 1995, Bed Preferred No. 1 acquired 8,333,334 shares of the Issuer's Series A Convertible Preferred Stock (the "Series A Preferred Stock") for cash in the amount of $50,000,000 pursuant to that certain Series A Convertible Preferred Stock Purchase Agreement dated as of May 18, 1995 by and among the Issuer, AEW Partners, and Peter B. Bedford (the "Stock Purchase Agreement"). AEW Partners assigned to Bed Preferred No. 1 its rights under the Stock Purchase Agreement. Bed Preferred No. 1 used funds invested by its limited partner in order to purchase the Series A Preferred Stock.

        On September 19, 1997, the Series A Preferred Stock owned of record by Bed Preferred No. 1 became convertible into 4,166,667 shares of the Issuer's Common Stock in accordance with the terms of the Preferred Stock set forth in the Issuer's Charter. On October 14, 1997, the Series A Preferred Stock was converted into 4,166,667 shares of the Issuer's Common Stock. No additional consideration was required or paid in connection with the conversion of the Series A Preferred Stock of the Issuer into Common Stock of the Issuer.

Item 4. Purpose of Transaction.

        The purpose of the Reporting Persons in purchasing the Series A Preferred Stock and converting the Series A Preferred Stock into Common Stock was to acquire an equity interest in the Issuer in pursuit of the investment objectives of Bed Preferred No. 1. Bed Preferred No. 1 holds the Securities for investment purposes.

        The Reporting Persons intend to review continuously the equity position of Bed Preferred No. 1 in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Reporting Persons may determine from time to time to increase or decrease the equity interest of Bed Preferred No. 1 in the Issuer by acquiring additional shares of Common Stock, or by disposing of all or a portion of the shares of Common Stock.

        Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to or would result in:

        (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

        (j)     any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) As of August 10, 1999, the Reporting Persons beneficially owned an aggregate of 4,276,667 shares of the Issuer's Common Stock. These shares include
(i) 4,166,667 shares held directly by Bed Preferred No. 1, (ii) 55,000 shares that may be purchased by Thomas G. Eastman upon the exercise of options, and
(iii) 55,000 shares that may be purchased by Thomas H. Nolan, Jr. upon the exercise of options (the shares that may be purchased pursuant to options held by Messrs. Eastman and Nolan are hereinafter referred to as the "Director Option Shares").

        Messrs. Eastman and Nolan were initially designated by Bed Preferred No. 1 to serve on the Board of Directors of the Issuer as the "Series A Directors" (see discussion in Item 6 below). Although both Mr. Eastman and Mr. Nolan continue to sit on the Board, neither is considered to be a designee of Bed Preferred No. 1 since the contractual rights of Bed Preferred No. 1 to designate two Board members terminated when the Series A Preferred Stock was converted into the Issuer's Common Stock. Each has, however, assigned to Bed Preferred No. 1 all of his rights to purchase the Director Option Shares. Such assignments are discussed further in Item 6. Mr. Eastman and Mr. Nolan have each assigned to Bed Preferred No. 1 options to purchase an additional 10,000 shares of the Issuer's Common Stock, which options will not be exercisable until November 13, 1999.

        To the best knowledge of the Reporting Persons, as of August 10, 1999, none of the Reporting Persons, nor any officer or director of Eastrich No. 165 Corporation or AEW Inc. beneficially owned any other shares of Common Stock of the Issuer with the exception of the Director Option Shares.

        (b) The Reporting Persons have the sole power to direct the voting and disposition of the 4,166,677 shares of Common Stock held by it and the 110,000 Director Option Shares.

        (c) To the best knowledge of the Reporting Persons, none of the Reporting Persons nor any officer or director of Eastrich No. 165 Corporation or AEW Inc. has effected any transactions in the Common Stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

        The Issuer is a real estate investment trust and the amount of its shares that can be owned by a person are limited, pursuant to the Issuer's Charter, to 5% of the outstanding shares of the Issuer's Capital Stock subject to adjustment and certain exceptions. The Board of Directors of the Issuer approved an exception for Bed Preferred No. 1 and has permitted Bed Preferred No. 1 to own (i) 58% of the lesser of the number or value of the outstanding shares of the Issuer's Common Stock and (ii) prior to the conversion of the Series A Preferred Stock into shares of the Issuer's Common stock, 100% of the outstanding shares of the Series A Preferred Stock, subject to certain adjustments. Accordingly, if Bed Preferred No. 1 desired to acquire any additional stock of the Issuer such that its ownership of the Issuer's Common Stock would exceed 58%, such entity would need to obtain the approval of the Issuer's Board of Directors.

        The Charter of the Issuer gave Bed Preferred No. 1 as the holder of the Issuer's Series A Preferred Stock the right to elect two members of the Issuer's Board of Directors. That right terminated at the time of the conversion of the Series A Preferred Stock into shares of the Issuer's Common Stock.

        Thomas G. Eastman and Thomas H. Nolan, Jr. were initially designated by Bed Preferred No. 1 to serve on the Board of Directors of the Issuer as the Series A Directors. Messrs. Eastman and Nolan each entered into a Bedford Directorship Agreement dated as of September 18, 1995 with AEW Partners. Under the terms of the respective Bedford Directorship Agreements, all options granted to Messrs. Eastman and Nolan under to Issuer's Director Stock Option Plan, and the securities of the Issuer underlying the options, are to be held for the benefit of Bed Preferred No. 1, as the assignee of AEW Partners.

Item 7. Material to be Filed as Exhibits.

        (a) Exhibit A -- Series A Convertible Preferred Stock Purchase Agreement dated as of May 18, 1995 by and among the Issuer, Bed Preferred No. 1 and Peter
B. Bedford.*

        (b) Exhibit B -- Amendment No. 1 dated as of September 11, 1995 to the Series A Convertible Preferred Stock Purchase Agreement.

        (c) Exhibit C -- Assignment of Series A Convertible Preferred Stock Purchase Agreement dated September 18, 1995.*

        (d) Exhibit D -- The Charter of the Issuer.**

        (e) Exhibit E -- Bedford Directorship Agreement dated as of September 18, 1995 by AEW Partners and Thomas G. Eastman.

        (f) Exhibit F -- Bedford Directorship Agreement dated as of September 18, 1995 executed by AEW Partners and Thomas H. Nolan, Jr.

        (g) Exhibit G -- Joint Filing Agreement.

*Previously filed by the Issuer with the Securities and Exchange Commission on August 14, 1995 as Exhibit 10.15 to Form 10-Q, File No. 001--12222, and incorporated herein by reference.

**Previously filed by the Issuer with the Securities and Exchange Commission on February 14, 1996 as Exhibit 4.2 to Form S-1, File No. 333-00921, and incorporated herein by reference.

                                    SIGNATURE

        After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                  BED PREFERRED NO. 1 LIMITED PARTNERSHIP,
                                  By: BED PREFERRED NO. 2 LIMITED
                                      PARTNERSHIP, its general partner

                                      By: EASTRICH NO. 165 CORPORATION,
                                          its general partner

                                          By: /s/ JEANNE M. CALDWELL
                                             -----------------------------
                                             Name: Jeanne M. Caldwell
Dated:  August 10, 1999                      Title: Treasurer

                                  BED PREFERRED NO. 2 LIMITED PARTNERSHIP,

                                  By: EASTRICH NO. 165 CORPORATION,
                                      its general partner

                                      By:  /s/ JEANNE M. CALDWELL
                                         ---------------------------------
Dated:  August 10, 1999                  Name: Jeanne M. Caldwell
                                         Title:  Treasurer


                                  EASTRICH NO. 165 CORPORATION


                                  By:  /s/ JEANNE M. CALDWELL
                                     -------------------------------------
                                     Name: Jeanne M. Caldwell
Dated:  August 10, 1999              Title: Treasurer

                                  AEW PARTNERS, L.P.

                                  By: AEW/LP its general partner

                                      By: AEW, Inc., its general partner

                                          By: /s/ JEANNE M. CALDWELL
                                             ---------------------------
Dated:  August 10, 1999                      Name: Jeanne M. Caldwell
                                             Title: Treasurer

                                                          [Signatures Continued]

[Signatures Continued]            AEW/L.P.

                                  By: AEW, Inc. its general partner


                                      By: /s/ JEANNE M. CALDWELL
                                         ---------------------------------
Dated:  August 10, 1999                  Name:  Jeanne M. Caldwell
                                         Title:   Treasurer



                                  AEW, INC.


Dated:  August 10, 1999           By: /s/ JEANNE M. CALDWELL
                                     -------------------------------------
                                      Name: Jeanne M. Caldwell
                                      Title: Treasurer

                                  EXHIBIT INDEX

Exhibit A   --  Series A Convertible Preferred Stock Purchase Agreement dated as of May 18, 1995 by and among the Issuer, Bed Preferred No. 1 and
                Peter B. Bedford.*

Exhibit B   --  Amendment No. 1 dated as of September 11, 1995 to the Series A
                Convertible Preferred Stock Purchase Agreement.

Exhibit C   --  Assignment of Series A Convertible Preferred Stock Purchase
                Agreement dated September 18, 1995.

Exhibit D   --  The Charter of the Issuer.**

Exhibit E   --  Bedford Directorship Agreement dated as of September 18, 1995 by
                AEW Partners and Thomas G. Eastman.

Exhibit F   --  Bedford Directorship Agreement dated as of September 18, 1995 executed by AEW Partners and Thomas H. Nolan, Jr.

Exhibit G   --  Joint Filing Agreement.











*Previously filed by the Issuer with the Securities and Exchange Commission on August 14, 1995 as Exhibit 10.15 to Form 10-Q, File No. 001--12222, and incorporated herein by reference.

**Previously filed by the Issuer with the Securities and Exchange Commission on February 14, 1996 as Exhibit 4.2 to From S-2, File No. 333-00921, and incorporated herein by reference.

                                   Schedule A


        The following is a list of all persons who serve as an officer or director of Eastrich No. 165 Corporation ("Eastrich No. 165") or AEW, Inc. Each of such persons is a U.S. citizen.

Name                              Occupation                    Business Address
----                              ----------                    ----------------
Joseph F. Azrack,                 Investment advisor            225 Franklin Street
President and Director for                                      Boston, Massachusetts  02110
Eastrich No. 165 and
AEW, Inc.

J. Grant Monahon,                 Attorney                      225 Franklin Street
Vice President, Secretary and                                   Boston, Massachusetts  02110
Director for Eastrich No. 165
and AEW, Inc.

Thomas H. Nolan, Jr.,             Investment Advisor            225 Franklin Street
Vice President and Director for                                 Boston, Massachusetts  02110
Eastrich No. 165 and AEW, Inc.

Thomas G. Eastman,                Investment Advisor            31 Milk Street
Director for AEW, Inc.                                          Boston, Massachusetts  02110

Peter C. Aldrich,                 Investment Manager            31 Milk Street
Director for AEW, Inc.                                          Boston, Massachusetts  02110

James J. Finnegan,                Attorney                      225 Franklin Street
Vice President for                                              Boston, Massachusetts 02110
Eastrich No. 165 and AEW, Inc.

Marc L. Davidson,                 Investment Advisor            225 Franklin Street
Vice President for Eastrich No.                                 Boston, Massachusetts 02110
165

Jeanne M. Caldwell,               Accountant                    225 Franklin Street
Treasurer for Eastrich No. 165                                  Boston, Massachusetts  02110
and AEW, Inc.

Henry G. Vickers,                 Investment Manager            225 Franklin Street
Vice President for AEW, Inc.                                    Boston, Massachusetts  02110